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Exhibit 99.2

Synopsys Stock Option Exchange Program Proposed for Stockholder Approval

I am pleased to announce that a voluntary Stock Option Exchange Program will be submitted to our stockholders for approval at our 2005 annual meeting of stockholders tentatively scheduled for May 11, 2005 as a measure to address employee stock options that are significantly underwater. If approved by stockholders, employees would be able to exchange options granted with exercise prices equal to or greater than $25.00 per share for a lesser number of new options at an exercise price equal to the fair market value of our common stock on the grant date of the new option. The new grants will vest monthly over three years. The number of new shares issued to each participating employee would depend on the exercise price of stock grant exchanged.

Information about the proposed option exchange is currently available in our preliminary proxy statement filed with the Securities and Exchange Commission. For direct access to the proxy filing, please visit our Investor Relations webpage at http://www.synopsys.com/corporate/invest/sec_filings.html or go to www.sec.gov. For additional information, please reference a Frequently Asked Questions (FAQ) document at http://wwwin/headline_OEP/FAQ.html. Unfortunately, due to SEC regulations, we cannot provide further written information regarding the options exchange program unless the text is also filed with the Securities and Exchange Commission; therefore, we will not be able to communicate any additional information at this time.

I am pleased to share this news with you and look forward to providing more information in the near future.

Aart

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  Exhibit 99.2